EXHIBIT 99.2

INNATE PHARMA TO ADVANCE LACUTAMAB TOWARDS PHASE 3 FOLLOWING PARTNERSHIP WITH SOBI AND APPOINTS NEW CHIEF MEDICAL OFFICER

Marseille, France, August 10, 2026

•Innate to advance lacutamab towards TELLOMAK-3 Phase 3 following the partnership with Sobi, a key step toward the filing for accelerated approval in Sézary syndrome
•Markus Jensen appointed Chief Medical Officer, bringing leadership continuity to execute TELLOMAK-3 and to prepare for upcoming IPH4502 development milestones
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that, subject to the closing of its strategic partnership with Sobi, it plans to initiate the TELLOMAK-3 confirmatory Phase 3 study of lacutamab in cutaneous T-cell lymphoma (CTCL). Innate also announced the appointment of Markus Jensen as Chief Medical Officer and member of the Executive Leadership Team, effective September 1, 2026, succeeding Sonia Quaratino.
The planned initiation of the TELLOMAK-3 confirmatory Phase 3 study marks an important step for Innate as the Company enters a new phase of late-stage clinical and regulatory execution. Under the agreement, Innate will conduct the TELLOMAK-3 Phase 3 confirmatory trial in cutaneous T-cell lymphoma, supporting a planned accelerated approval filing in Sézary syndrome (SS), based on TELLOMAK Phase 2 data. Alongside upcoming developments for IPH4502 and monalizumab, the Company is focused on executing its key clinical and regulatory priorities.

The financial proceeds from the agreement, including the upfront payment and near-term development milestones connected to Sézary syndrome, are intended to support the execution of TELLOMAK-3 and the filing to health authorities. The USD 75 million upfront payment, payable upon closing of the transaction, is expected to extend the Company’s projected cash runway through Q3 2027, allowing the filing for accelerated approval of lacutamab in SS. Closing of the transaction is subject to closing conditions, including the receipt of transaction related anti-trust clearance. The Company continues to explore other financing opportunities to support its strategic priorities.
Markus Jensen's appointment as Chief Medical Officer provides continuity as the Company advances these priorities. Markus joined Innate Pharma in 2024 as head of clinical pharmacology and has served as global clinical lead for the Company’s key programs, including IPH4502. He holds a medical degree from the University of Cologne and is double board certified by Ärztekammer Nordrhein in Internal Medicine and Clinical Pharmacology. He brings more than 25 years of experience spanning clinical medicine, academic research and the pharmaceutical industry. Prior to joining Innate, he held leadership positions at Bayer for more than 16 years, with a particular focus on oncology and clinical development.

“This is a pivotal moment for Innate. Following the partnership with Sobi, we plan to advance lacutamab into the TELLOMAK-3 Phase 3 study, marking a major step toward our planned accelerated approval filing based on existing TELLOMAK Phase 2 data. Together with anticipated clinical results for IPH4502 and monalizumab, this represents the first of three important developments expected in 2026,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “I am grateful to Sonia for her outstanding leadership and contributions, and very pleased that Markus will take on the role of Chief Medical Officer as we enter this important phase of clinical and regulatory execution.”
“My time as Chief Medical Officer of Innate Pharma marked a period of significant clinical and regulatory advancement for the Company,” said Sonia Quaratino. “We have successfully advanced lacutamab closer to patients with cutaneous T-cell lymphoma and completed enrollment in the Phase 1 for IPH4502, establishing a strong foundation for Markus to step into the role. His deep knowledge of Innate’s pipeline and collaboration with the team will ensure we sustain operational momentum across both lacutamab and IPH4502.”
“I am honored to take on the role of Chief Medical Officer at such an important time for Innate,” said Markus Jensen, Chief Medical Officer designate of Innate. “I look forward to working with our teams to execute TELLOMAK-3 with focus and commitment, while driving the next development milestones for our pipeline.”

About Lacutamab
Lacutamab is a first-in-class anti-KIR3DL2 antibody, currently developed in cutaneous T-cell lymphoma (CTCL). CTCL is a group of rare non-Hodgkin lymphomas that includes Sézary syndrome, a rare and aggressive leukemic form, and mycosis fungoides, the most common subtype in CTCL.
The program has received Fast Track designation from the FDA, PRIME designation from the EMA for Sézary syndrome, Orphan Drug designation in both the U.S. and EU for CTCL, and Breakthrough Therapy Designation from the FDA for relapsed or refractory Sézary syndrome. The program is advancing toward a pivotal Phase 3 TELLOMAK-3 study, an open-label, multicenter, randomized trial in patients with Sézary syndrome and mycosis fungoides who have failed at least one prior systemic therapy. The study includes a confirmatory cohort in Sézary syndrome intended to support a potential accelerated approval and upon study completion a full approval for Sézary syndrome, and a registrational cohort in mycosis fungoides intended to support full approval, with progression-free survival (PFS) as the primary endpoint.

About Sobi®
Sobi is a global biopharma company unlocking the potential of breakthrough innovations, transforming everyday life for people living with rare diseases. Sobi has approximately 2,000 employees across Europe, North America, the Middle East, Asia and Australia. In 2025, revenue amounted to SEK 28 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com and LinkedIn.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares
ISIN code: FR0010331421
Ticker code: Euronext Paris: IPH | Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

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Stéphanie Cornen
VP, Investor Relations & Corporate Communications
stephanie.cornen@innate-pharma.fr

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